MANUFACTURING EFFICIENCES September 2015 Exhibit 99.8

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
Statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
Statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

PAGE
DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,”
“outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section

of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

PAGE
MANUFACTURING STRATEGY
•
Provides a safe environment and good workplace for all
employees, and complies with environmental regulations
•
Enables JH’s Product Leadership
•
Ensures capacity is available during periods of peak demand
•
Allows delivered unit cash costs to remain relatively flat during periods of lower utilization

PAGE HOW WE OPERATE Systematic gate approach Safety People Quality Service Process Optimization Cost 5

PAGE
MANUFACTURING OPTIMIZATION
Eliminating
stops and unplanned downtime
•
Planned stops / planned work
•
Correcting issues faster
•
Understanding process control
Not to restrict
sheet machines at design
•
Reliable machines
•
Re-design
of work
•
Elimination of non-value-added work
•
Statistical
Process Control
•
Root Cause Analysis
•
Some LEAN Principles
•
Root Cause Analysis

Pre-Autoclave
Post-Autoclave
James Hardie’s
Management System
Operators operate, managers manage and engineers support / enable
Continuous Process
Workstations

JAMES HARDIE’S MANAGEMENT SYSTEM

Safety
First Pass
Service/Shipping
TCR
Combined
Day
MTD
30d
Plant
FS
C+
IR
SR
MTD:
30 DAY:
8 Day Reservation
Day
MTD
30d
Scan
>60

James Hardie

PAGE
METRICS
•
A performance band established
for all “gates” in the plant
•
Basic division of day-to-day
responsibilities:
–
General Foremen: Explains any
variations outside the band and
formulating a plan of attack to
prevent recurrence
–
Managers: Formulate the strategy to
shift or shrink the band

PAGE
REVIEWING THE METRICS
•
Management review across all departments:
•
Daily
•
Metrics review
•
Any “out of the band” issues without a clear plan are
reviewed later in the day
•
Weekly
•
Employee engagement review
•
Cost review
•
Band improvement review

PAGE
SAFETY
2 & 20
Zero Harm

Safety
People
Quality
Service
Process
Optimization
Cost
Recordable
Injuries
First Aid
Injuries
Near Hits
Influencers of At-Risk
Behaviors
•
“Brother’s Keeper” Culture
•
Behavioral focus
•
Focus on leading indicators

PAGE
PEOPLE
•
Operator proficiency in current role
•
Operator flexibility to manage seasonal demand
•
Driving down accountability and decision making
•
Developing capabilities internally and partnering with local schools

Safety
People
Quality
Service
Process
Optimization
Cost

First Pass
FY14 Q1
FY14 Q2
FY14 Q3
FY14 Q4
FY15 Q1
FY15 Q2
FY15 Q3
FY15 Q4
FY16 Q1

PCI/PDI
FY14 Q1
FY14 Q2
FY14 Q3
FY14 Q4
FY15 Q1
FY15 Q2
FY15 Q3
FY15 Q4
FY16 Q1

Service
FY14 Q3
FY14 Q4
FY15 Q1
FY15 Q2
FY15 Q3
FY15 Q4
FY16 Q1

Site Yield
FY14 Q1
FY14 Q2
FY14 Q3
FY14 Q4
FY15 Q1
FY15 Q2
FY15 Q3
FY15 Q4
FY16 Q1

James Hardie

PAGE US PLANT PERFORMANCE DRIVERS 12 Safety People Quality Service Process Optimization Cost

PAGE QUESTIONS 13